UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

The Estee Lauder Companies Inc.
(Name of Issuer)
Class A Common Stock, par value $.01 per share	518439 10 4
(Title of class of securities)	(CUSIP number)

Howard Dicker Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000
(Name, address and telephone number of person authorized to receive notices and communications)

December 13, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [   ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

(Continued on following pages)
(Page 1)

CUSIP No.	518439 10 4	SCHEDULE 13D	Page	2

1	NAMES OF REPORTING PERSONS Evelyn H. Lauder 2012 Marital Trust One
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,659,684 (see Item 5)†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,659,684 (see Item 5)†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,659,684 (see Item 5)†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6% (see Item 5)†
14	TYPE OF REPORTING PERSON OO

†Direct beneficial owner is LAL Family Partners L.P.

CUSIP No.	518439 10 4	SCHEDULE 13D	Page	3

1	NAMES OF REPORTING PERSONS Evelyn H. Lauder 2012 Marital Trust Two
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,659,684 (see Item 5)†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,659,684 (see Item 5)†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,659,684 (see Item 5)†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6% (see Item 5)†
14	TYPE OF REPORTING PERSON OO

†Direct beneficial owner is LAL Family Partners L.P.

CUSIP No.	518439 10 4	SCHEDULE 13D	Page	4

1	NAMES OF REPORTING PERSONS George W. Schiele
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 90,659,684 (see Item 5)†
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 90,659,684 (see Item 5)†
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,659,684 (see Item 5)†
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.6% (see Item 5)†
14	TYPE OF REPORTING PERSON IN

†Direct beneficial owner is LAL Family Partners L.P.

CUSIP No.	518439 10 4	SCHEDULE 13D	Page	5

1	NAMES OF REPORTING PERSONS Evelyn H. Lauder 2011 Marital Trust, as successor to the LAL 2008 Marital Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)[ ] (b)[X]
3	SEC USE ONLY
4	SOURCE OF FUNDS Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 (see Items 2 and 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0 (see Items 2 and 5)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (see Items 2 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (see Items 2 and 5)
14	TYPE OF REPORTING PERSON OO

This Amendment No. 2 (“Amendment No. 2”) amends the Schedule 13D first filed with the Securities and Exchange Commission on November 25, 2008 (the “Schedule 13D”), and is filed by the Evelyn H. Lauder 2011 Marital Trust, as successor to the LAL 2008 Marital Trust (the “LAL 2008 Trust”), the Evelyn H. Lauder 2012 Marital Trust One (“EHL Trust One”), the Evelyn H. Lauder 2012 Marital Trust Two (“EHL Trust Two”), and George W. Schiele, as a trustee of the LAL 2008 Trust, EHL Trust One and EHL Trust Two (“GWS”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the Class A Common Stock, $.01 par value per share (“Class A Common Stock”), of The Estée Lauder Companies Inc. (the “Issuer”).  Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule 13D.

Item 2.  Identity and Background.

Item 2 is supplemented as follows:

For estate planning purposes, on December 13, 2012, the LAL 2008 Trust was divided into two trusts:  EHL Trust One and EHL Trust Two, each of which is an irrevocable trust established under New York law by its trustees.  EHL Trust One is for the benefit of William P. Lauder, Gary M. Lauder, and their descendants.  EHL Trust Two is for the benefit of Leonard A. Lauder and his descendants.  The principal business address of each of EHL Trust One and EHL Trust Two is c/o Pillsbury Winthrop Shaw Pitman LLP, 1540 Broadway, New York, New York 10036-4039.  As a result of the division, the LAL 2008 Trust terminated, ceased being a stockholder of LALFC (as defined in Item 5 below) and ceased to be a Reporting Person hereunder, and EHL Trust One and EHL Trust Two became stockholders of LALFC and Reporting Persons hereunder.

The trustees of each of EHL Trust One and EHL Trust Two are GWS and Joel S. Ehrenkranz (“JSE”), the same trustees as was for the LAL 2008 Trust.  GWS’ principal business address is 19 Hill Rd., Greenwich, Connecticut  06830, and his principal occupation is the chairman of the board of Trans-Lux Corporation and chairman of the investment and the investment advisory committees of Connecticut Innovations, Incorporated.  The business address of Trans-Lux Corporation is 26 Pearl St., Norwalk, Connecticut  06850, and its principal business is designing and manufacturing digital signage display solutions for the financial, sports and entertainment, gaming and leasing markets.  The business address of Connecticut Innovations, Incorporated is 200 Corporate Place, Rocky Hill, Connecticut  06067, and its principal business is as a quasi-public state corporation owned by the State of Connecticut that, among other things, provides investment capital to emerging companies in high technology industries.  JSE is a senior partner at Ehrenkranz & Ehrenkranz LLP, which provides legal services.  The principal business address of JSE and Ehrenkranz & Ehrenkranz LLP is 375 Park Avenue, New York, New York  10152.  GWS and JSE are citizens of the United States of America.

During the last five years, neither EHL Trust One or EHL Trust Two nor GWS or JSE have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither EHL Trust One or EHL Trust Two nor GWS or JSE have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.  Purpose of Transaction.

Item 4 is supplemented as follows:

The Reporting Persons currently have no plans or proposals which relate to or would result in any of the actions enumerated in paragraphs (a) through (j) of Item 4 of the form of Schedule 13D promulgated under the Securities Exchange Act of 1934, as amended.  However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, and accordingly the Reporting Persons may acquire additional shares of Class B Common Stock in private transactions or additional shares of Class A Common Stock in private or open market transactions, in each case for investment purposes, and may dispose of shares of Class B Common Stock in private transactions or shares of Class A Common Stock (or Class B Common Stock, after conversion into Class A Common Stock) in private or open market transactions or otherwise.

Item 5.  Interest in Securities of the Issuer.

(a)
The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 2 are incorporated herein by reference.  As of December 17, 2012, LAL Family Partners L.P. (“LALFP”) was the direct beneficial owner of no shares of Class A Common and 90,659,684 shares of Class B Common Stock, par value $.01 per share (“Class B Common Stock”), of the Issuer.  Together, EHL Trust One and EHL Trust Two, as the majority stockholders of LAL Family Corporation (“LALFC”), which is the sole general partner of LALFP, and GWS and JSE, as co-trustees of each of EHL Trust One and EHL Trust Two and directors of LALFC, may be deemed to be the beneficial owners of such shares of Class B Common Stock directly owned by LALFP.

Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer’s Restated Certificate of Incorporation.  Assuming conversion of all such shares of Class B Common Stock beneficially owned by the Reporting Persons, the Reporting Persons would beneficially own 90,659,684 shares of Class A Common Stock, which would constitute 27.6% of the number of shares of Class A Common Stock outstanding (based on the number of shares of Class A Common Stock outstanding as of October 25, 2012, as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2012, as filed with the SEC by the Issuer on November 2, 2012 (237,418,029 shares), plus the shares of Class A Common Stock issuable upon conversion of the Class B Common Stock beneficially owned by the Reporting Persons described above).

Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer’s stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer.  Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 0 shares of Class A Common and 90,659,684 shares of Class B Common Stock beneficially owned by the Reporting Persons constitute 52.2% of the aggregate voting power of the Issuer.

GWS beneficially owns no Class A Common Stock or Class B Common Stock except in his capacity as co-trustee of each of EHL Trust One and EHL Trust Two (and a director of LALFC).  JSE beneficially owns no Class A Common Stock or Class B Common Stock except in his capacity as co-trustee of EHL Trust One and EHL Trust Two (and a director of LALFC) and co-trustee of the 1992 GRAT Remainder Trust f/b/o William P. Lauder and the 1992 GRAT Remainder Trust f/b/o Gary M. Lauder.  JSE separately reports beneficial ownership on a Schedule 13G.

(b)
The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 2 and (ii) Item 5(a) hereof are incorporated herein by reference.  GWS and JSE, as co-trustees of each of EHL Trust One and EHL Trust Two and the directors of LALFC, may be deemed to have shared power to vote or dispose, or direct the vote or disposition, of the shares of Class A Common Stock and Class B Common Stock directly owned by LALFP.

(c)	None of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days.

(d)
The beneficiaries of EHL Trust One (i.e., William P. Lauder, Gary M. Lauder and their descendants), the beneficiaries of EHL Trust Two (i.e., Leonard A. Lauder and his descendants), the stockholders of LALFC (i.e., EHL Trust One, EHL Trust Two, William P. Lauder, and Gary M. Lauder), and the partners of LALFP (including EHL Trust Two, William P. Lauder, and Gary

M. Lauder) do not have the right to, but may receive (at the discretion of GWS and JSE), dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B Common Stock owned by LALFP.

(e)	On December 13, 2012, LAL 2008 Trust ceased to be a beneficial owner of Common Stock as a result of the division described in Item 2 of this Amendment No. 2.

Item 6.                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

The information set forth in Item 2 to this Amendment No. 2 is incorporated herein by reference.  A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 17 hereto.  An updated list of parties to the Stockholders’ Agreement is attached as Exhibit 18 hereto.

Item 7.                      Material to be Filed as Exhibits.

Item 7 is supplemented as follows:

Exhibit 17 Joint Filing Agreement, dated December 18, 2012, among EHL Trust One, EHL Trust Two, and George W. Schiele. †

Exhibit 18 List of Parties to the Stockholders’ Agreement (as of December 18, 2012). †

__________________

† Filed herewith.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:  December 18, 2012

EVELYN H. LAUDER 2012 MARITAL TRUST ONE

By:	/s/ George W. Schiele
Name:	George W. Schiele
Title:	Trustee

EVELYN H. LAUDER 2012 MARITAL TRUST TWO

By:	/s/ George W. Schiele
Name:	George W. Schiele
Title:	Trustee

/s/ George W. Schiele
George W. Schiele

EVELYN H. LAUDER 2011 MARITAL TRUST, as successor to LAL 2008 MARITAL TRUST

By:	/s/ George W. Schiele
Name:	George W. Schiele
Title:	Trustee

Exhibit Index

Exhibit No.	Description

17	Joint Filing Agreement, dated December 18, 2012, among EHL Trust One, EHL Trust Two, and George W. Schiele. †

18	List of Parties to the Stockholders’ Agreement (as of December 18, 2012). †

† Filed herewith.

EXHIBIT 17

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to beneficial ownership by the undersigned of shares of Class A Common Stock, $.01 par value per shares, of The Estée Lauder Companies Inc. is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:  December 18, 2012

EVELYN H. LAUDER 2012 MARITAL TRUST ONE

By:	/s/ George W. Schiele
Name:	George W. Schiele
Title:	Trustee

EVELYN H. LAUDER 2012 MARITAL TRUST TWO

By:	/s/ George W. Schiele
Name:	George W. Schiele
Title:	Trustee

/s/ George W. Schiele
George W. Schiele

EXHIBIT 18

List of Parties to the Stockholders’ Agreement

Leonard A. Lauder, (a) individually and (b) as Trustee of The Estée Lauder 2002 Trust

Ronald S. Lauder, (a) individually, (b) as Trustee of The Descendents of Ronald S. Lauder 1966 Trust and (c) as Trustee of The Estée Lauder 2002 Trust

William P. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Gary M. Lauder, (a) individually, (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder, (c) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder, (d) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Danielle Lauder, (e) as custodian under the New York Uniform Transfers to Minors Act for the benefit of Rachel Lauder and (f) as Trustee of the Gary M. Lauder Revocable Trust u/a/d as of August 10, 2000, Gary M. Lauder, Settlor

LAL Family Partners L.P.

Carol S. Boulanger, (a) as Trustee of the 1992 GRAT Remainder Trust f/b/o William Lauder and (b) as Trustee of the 1992 GRAT Remainder Trust f/b/o Gary Lauder

Richard D. Parsons, (a) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Estée Lauder and Joseph H. Lauder, as Grantors, (b) as Trustee of the Trust f/b/o Aerin Lauder and Jane Lauder u/a/d December 15, 1976, created by Ronald S. Lauder, as Grantor, (c) as Trustee of the Aerin Lauder Zinterhofer 2000 Revocable Trust u/a/d April 24, 2000, Aerin Lauder Zinterhofer, as Grantor, (d) as Trustee of the Aerin Lauder Zinterhofer 2004 GRAT and (e) as Trustee of the Jane A. Lauder 2003 Revocable Trust u/a/d November 6, 2003, Jane A. Lauder, as Grantor.

Ira T. Wender, as Trustee of The Estée Lauder 2002 Trust

The Estée Lauder Companies Inc.

The Ronald S. Lauder Foundation

Aerin Lauder Zinterhofer, as (a) Trustee of the Aerin Lauder Zinterhofer 2008 Grantor Retained Annuity Trust and (b) as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement

Jane Lauder, as Trustee of the Trust Under Article 2 of The Zinterhofer 2008 Descendants Trust Agreement